UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-41879

GARDEN STAGE LIMITED

(Translation of registrant’s name into English)

30th Floor, China Insurance Group Building

141 Des Voeux Road Central

Central, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Annual General Meeting Results

On September 18, 2025, Garden Stage Limited (the “Company” or “Garden Stage Limited”) held its extraordinary general meeting of shareholders (the “EGM”). At the EGM, a total of 10,397,499 of the Company’s ordinary shares (the “Ordinary Shares”) were represented by proxy, representing approximately 14.04% in voting power of the Company’s Ordinary Shares as of the September 2, 2025, record date. Each Ordinary Share is entitled to one vote.

The following are the voting results for the voting items considered and voted upon at the EGM, each as described in the convocation notice and explanatory notes thereto made available to shareholders on September 9, 2025.

Voting Item 1: Proposal as an ordinary resolution to redesignate the authorized share capital of the Company, as set forth below:

That, Company’s authorized share capital be redesignated by taking the following steps, such that the authorized share capital of the Company be changed FROM US$50,000 divided into 500,000,000 shares of par value US$0.0001 each (the “Ordinary Shares”) TO US$50,000 divided into (i) 490,750,000 Class A Shares of a par value of US$0.0001 each (the “Class A Ordinary Shares”) and (ii) 9,250,000 Class B Shares of a par value of US$0.0001 each (the “Class B Ordinary Shares”):

(a)	9,250,000 issued and outstanding Ordinary Shares held by Oriental Moon Tree Limited will be redesignated as issued and outstanding Class B Ordinary Shares on a one for one basis with the rights as set out in the Second M&A (as defined below);

(b)	64,781,345 issued and outstanding Ordinary Shares of the Company will be redesignated as issued and outstanding Class A Ordinary Shares on a one for one basis with the rights as set out in the Second M&A; and

(c)	425,968,655 authorized but unissued Ordinary Shares of the Company will be redesignated as authorized but unissued Class A Ordinary Shares on a one for one basis with the rights as set out in the Second M&A (the “Share Redesignation”).

For	Against	Abstain
9,868,973	524,653	3,873

Voting Item 2: Proposal as a special resolution to replace the Company’s Memorandum and Articles of Association with the Second Amended and Restated Memorandum and Articles of Association, as set forth below:

That, the second amended and restated memorandum and articles of association of the Company be adopted as the memorandum and articles of association of the Company (the “Second M&A”), in substitution for and to the exclusion of the existing amended and restated memorandum and articles of association of the Company in its entirety with immediate effect.

For	Against	Abstain
9,863,497	511,632	22,370

Voting Item 3: Proposal as an ordinary resolution of the Company’s transfer agent and share registrar to update the register of members of the Company and the registered office provider to make such filings with the Registrar of Companies in the Cayman Islands, as set forth below:

That, (i) the transfer agent and share registrar of the Company be authorized to update the register of members of the Company, and (ii) the registered office provider be authorized to make such filings with the Registrar of Companies in the Cayman Islands as may be necessary to reflect the Share Redesignation and the adoption of the Second M&A.

For	Against	Abstain
9,866,521	490,691	40,287

Voting Item 4: Proposal as a special resolution for the consolidation of the Company’s Class A Ordinary Shares, on a basis ranging from no consolidation to a consolidation of 1-to-250, with the exact amount to be determined by the Board of Directors within three years of the annual meeting, as set forth below:

That:

(a)	the Company consolidate each of its existing issued and outstanding and authorized and unissued Class A Ordinary Shares, with a par value of US$0.0001 each (the “Class A Ordinary Shares”), on a basis ranging from no consolidation to a consolidation of 1:250 (the “Share Consolidation”), with the exact amount within that range to be determined by the Board of Directors of the Company within three years of the date of the Meeting; and

(b)	the shareholders hereby waive their rights to any fraction of a share resulting from the Share Consolidation, and authorize such fractions to be cancelled and returned to the pool of authorized but unissued shares in the capital of the Company.

For	Against	Abstain
9,856,748	531,127	9,624

Voting Item 5: Proposal as an ordinary resolution to allow for the chairperson of the Meeting to adjourn the Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the meeting, there were not sufficient votes to approve resolutions 1-4 above.

For	Against	Abstain
9,840,147	530,419	26,933

Forward-Looking Statements:

This report contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. All statements other than statements of historical facts included in this report are forward-looking statements. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on the Company’s current beliefs, expectations and assumptions regarding the future of its business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of the Company’s control. The Company’s actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include the risks and uncertainties described in the Company’s annual report on Form 20-F for the year ended December 31, 2024, filed with the Commission on July 31, 2024, and the Company’s other filings with the Commission. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Garden Stage Limited

	By:	/s/ Sze Ho, CHAN
	Name:	Sze Ho, CHAN
	Title:	Chief Executive Officer

Date: September 22, 2025

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